Exhibit 99.1

Special Meeting of Shareholders

of

GOLDCORP INC.

(the “Company”)

April 4, 2019

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations – Section 11.3

Matters Voted Upon

Votes by Ballot
Outcome of Vote	Votes For	Votes Against

1)     Arrangement Resolution

A special resolution to approve an arrangement under Section 182 of the Business Corporations Act (Ontario) involving the Company and Newmont Mining Corporation, all as more particularly described in the management information circular of the Company dated March 4, 2019

Carried	518,021,144 97.10%	15,471,576 2.90%